Exhibit 4.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement ("Agreement") dated as of January 3rd, 2013, is made between Medigus Ltd., an Israeli company with a registered address at Building 7A, Industrial Park, POB 3030, Omer 8496500 (the "Company") and OrbiMed Israel Partners Limited Partnership, an Israeli limited partnership with a registered address at 89 Medinat Hayehudim st. Building E Herzeliya Pituach, IL, 46140, POB 4023 (the "Investor").

RECITALS:

Whereas
the Investor is willing to purchase from the Company, and the Company desires to issue to the Investor, Ordinary Shares of the Company, par value NIS 0.01 each ("Ordinary Shares"), for an aggregate purchase price of US$8,000,000 on the terms and subject to the conditions more fully set forth in this Agreement; and

Whereas
simultaneously with the consummation of the Closing, the Company shall grant to the Investor a Warrant (as defined below) to purchase additional Ordinary Shares, on the terms and subject to the conditions more fully set forth in the Warrant; and

Whereas
simultaneously and as a condition to the execution of this Agreement, the Investor has received an undertaking letter executed by certain shareholders of the Company with respect to, inter alia, the appointment of certain board members of the Company, in the form attached hereto as Exhibit A (the "Undertaking Letter").

Now, Therefore, in consideration of the foregoing, and the mutual representations, warranties, covenants and undertakings contained herein, subject to the terms and conditions set forth herein, the parties hereby represent, warrant, undertake and agree as follows:

1.	Purchase and Sale; Transfer

On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section 5.1), the Company will issue to the Investor such number of Ordinary Shares resulting from dividing the Purchase Price (as defined below) by a price per share equal to the lower of (a) NIS 0.7336, which is the average Company's price per share of the 5 trading days prior to December 13, 2012, and (b) the average closing price per share of the Company's ordinary shares on the TASE during the five trading days prior to and including the date on which the Company's shareholders general meeting convened for the approval of the transactions contemplated herein is held; provided, however, that the price per share hereunder shall in any event not be lower than NIS 0.60 (the "Price Per Share"), for the aggregate purchase price of $8,000,000 (the "Purchase Price").

In addition, the Company shall issue to the Investor at the Closing a Warrant to purchase a number of Ordinary Shares equal to the number of Ordinary Shares purchased by the Investor at Closing, in the form attached hereto as Exhibit B (the "Warrant"). The Ordinary Shares to be issued upon Closing hereunder are referred to herein as the "Purchased Shares" and the Ordinary Shares issuable upon exercise of the Warrant are referred to herein as the "Warrant Shares".

2.	Interpretation

The section headings serve for convenience purposes only, and shall not affect in any way the interpretation of this Agreement.

3.	Representations of the company

The Company hereby represents and warrants to the Investor as follows and acknowledges that the Investor is specifically relying on each of the representations and warranties provided below:

3.1.
Organization. The Company is a public company (as such term is defined in the Israeli Companies Law, 5759-1999, the "Companies Law") registered in Israel, the shares of which are listed for trade on the Tel-Aviv Stock Exchange ("TASE"). The Company is duly organized and validly existing under the laws of the State of Israel and has full corporate power and authority to own and lease its properties and to carry on its business as now being conducted and as is currently proposed to be conducted and has not taken any action or, to its knowledge, failed to take any action, which action or failure would preclude or prevent the Company from conducting its business in the manner heretofore conducted or as currently proposed to be conducted.

3.2.
Reporting. The Company is in material compliance with all reporting requirements under applicable Israeli securities laws, the rules and regulations promulgated thereunder and the reporting requirements, rules and regulations of the TASE (collectively, "Securities Laws"). The Company has filed all documents and information required or desirable to be filed by it under applicable Securities Laws, including without limitation, any information with regards to interested parties transactions (all such documents filed prior to the date hereof, the "Public Disclosure Documents"). The Public Disclosure Documents were true, accurate and complete as of the date filed with the TASE and/or the Israel Securities Authority (the "ISA"), as applicable, and contain all the information that is necessary pursuant to applicable Securities Laws. All of the Public Disclosure Documents, as of their respective dates, complied as to both form and content in all material respects with the requirements of applicable Securities Laws. The Company is not aware of any material information that should have been reported in accordance with applicable Securities Laws, which was not reported by the Company.

3.3.
Financial Statements. The Company's audited financial statements for the year ended December 31, 2011 and the reviewed financial statements as of September 30, 2012 (the "Balance Sheet Date" and the "Financial Statements", respectively) are complete, true and accurate in all material respects, are in accordance with the books and records of the Company and adequately and fairly present the financial condition, results of operations, and the cash flows of the Company as of the relevant dates and for the relevant periods. The financial statements as of December 31, 2011 and the financial statements as of September 30, 2012 were prepared in accordance with International Financial Reporting Standards ("IFRS"), applied on a consistent basis. Except as set forth in the Financial Statements, as of the Balance Sheet Date, the Company is not a guarantor of any debt or obligation of another, nor has the Company given any indemnification, loan, security or otherwise agreed to become directly or contingently liable for any obligation of any person, and no person has given any guarantee of, or security for, any obligation of the Company. Other than as set forth in the Public Disclosure Documents, since the Balance Sheet Date and other than in the ordinary course of business, there has not been: (i) any material adverse change in the assets, liabilities, condition (financial or otherwise) or business of the Company; (ii) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties or business operations of the Company; (iii) any waiver by the Company of a valuable right or of a material debt owed to it; (iv) any material change in any compensation arrangement or agreement with any employee of the Company; any loans made by the Company to its employees, officers, or directors; or (v) any sale, transfer or lease of, or mortgage or pledge or imposition of lien on, any of the Company’s material assets other than the sale and/or lease of goods and inventory in the ordinary course of business. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date, (ii) obligations under contracts and commitments incurred in the ordinary course of business, and (iii) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not be reasonably expected to have a material adverse effect on the Company’s business, prospects, condition (financial or otherwise), affairs, operations or assets (a "Material Adverse Effect"). The Company maintains and will continue to maintain, to the extent required by applicable law, a standard system of accounting established and administered in accordance with IFRS.

3.4.
Authorization; Approvals. Except for the approval of the Company's shareholders, to be received as a condition to Closing, all corporate action on the part of the Company necessary for the authorization, execution, delivery, and performance of the Company's obligations under this Agreement and for the authorization, issuance, and allotment of the Purchased Shares, the Warrant and the Warrant Shares being sold under this Agreement has been completed, prior to the date hereof. Except for the approval of the Company's shareholders and the TASE Approval (as defined below), both to be received as a condition to Closing, the Company has received all consents, approvals, authorizations or permits which are required in connection with the consummation by the Company of the transactions contemplated by this Agreement, such approvals are listed in Schedule 3.4 hereto. Subject to the fulfillment of the conditions set forth in Section 6.1 below, this Agreement constitutes the valid and legally binding obligation of the Company, legally enforceable against the Company in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or the availability of equitable remedies.

3.5.
Capitalization. The authorized capital stock of the Company consists of 250,000,000 Ordinary Shares, of which 90,234,732 shares are issued and outstanding as of the date hereof. All outstanding Ordinary Shares have been duly authorized, are validly issued and outstanding, and are fully paid and nonassessable. No securities issued by the Company from the date of its incorporation to the date hereof were issued in violation of any statutory or common law preemptive rights. There are no dividends which have accrued or been declared but are unpaid on the Ordinary Shares. All taxes required to be paid by the Company in connection with the issuance and any transfers of Ordinary Shares have been paid. All permits or authorizations required to be obtained from or registrations required to be effected with any person in connection with any and all issuances of securities of the Company from the date of the Company’s incorporation to the date hereof have been obtained or effected, and all securities of the Company have been issued and are held in accordance with the provisions of all applicable Securities Laws or other applicable laws. Except as set forth in the Public Disclosure Documents, there are no outstanding (a) securities, notes or instruments convertible into or exercisable for Ordinary Shares or other equity interests of the Company or its Subsidiary; (b) options, warrants, subscriptions or other rights to acquire capital stock or other equity interests of the Company or its Subsidiary, or (c) commitments, agreements or understandings of any kind, including employee benefit arrangements, relating to the issuance or repurchase by the Company or its Subsidiary of any capital stock or other equity interests of the Company or its Subsidiary, any such securities or instruments convertible or exercisable for securities or any such options, warrants or rights. Except as set forth in the Public Disclosure Documents, neither the Company nor its Subsidiary has granted anti-dilution rights to any person or entity in connection with any outstanding option, warrant, subscription or any other instrument convertible or exercisable for the securities of the Company or the Subsidiary. No holder of Ordinary Shares possesses any preemptive rights in respect of the Purchased Shares, the Warrant or Warrant Shares to be issued to the Investor, as applicable.

3.6.
Compliance with Other Instruments. The Company is not in default under its Articles of Association (the "Articles") or other documents under which the Company is bound, which default, in any such case, could reasonably be expected to have a Material Adverse Effect. The Company has received no valid notice from the TASE of any intention to delist its securities from trading and/or transfer the Company’s securities to a watch list, and has no reason to believe that the issuance of the Purchased Shares, the Warrant and/or the Warrant Shares would cause any of the Company's securities to be delisted from trading or transferred to a watch list.

3.7.
Subsidiaries. The Company is the sole member of Medigus USA LLC, a limited liability corporation incorporated in Delaware, USA (the "Subsidiary"). The Company does not own any of the issued and outstanding share capital of any other company, and is not a participant in, nor does it hold any interest in any partnership, joint venture or other business association or organization. There are no contracts, arrangements or commitments providing for the issuance or granting to the Company of, or the purchase by the Company of, any share capital or any other interest in any company, partnership, joint venture or other business association or organization.

3.8.
No Breach. Neither the execution and delivery of this Agreement nor compliance by the Company with the terms and provisions hereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Company's Articles (as defined above), or other governing instruments of the Company, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign by which the Company is bound, (iii) any agreement, contract, lease, license or commitment to which the Company is a party or to which it is subject, or (iv) to the Company's knowledge, any applicable law, to the effect that any of the foregoing could reasonably be expected to have a Material Adverse Effect.

3.9.
The Purchased Shares and the Warrant Shares. Subject to the fulfillment of the conditions set forth in Section 6.1, the Company is entitled to and shall issue and allot the Purchased Shares, the Warrant and the Warrant Shares to the Investor on the terms and subject to the conditions set out in this Agreement. The Purchased Shares and the Warrant Shares, when issued and allotted in accordance with this Agreement will be duly authorized, validly issued, fully paid, nonassessable, and free of any preemptive rights, and will have all the rights, privileges, and restrictions set forth in the Company's Articles and under applicable law, and will be free and clear of any liens, claims, encumbrances or third party rights of any kind (except as specified in the Articles and the lock-up restrictions as detailed in Section 4.3 below) and duly registered in the name of the Company's registration company in the Company's register of shareholders and the actions contemplated under Section 7 shall have been completed.

3.10.
Registration for Trade in the TASE. The Purchased Shares and the Warrant Shares shall be registered for trading in the TASE in accordance with applicable Securities Laws, and, with respect to the Warrant Shares, in the manner set forth in the Warrant.

3.11.
Contracts. The Company is not in material breach of or default under, and has no knowledge of any breach or anticipated breach of any other party to, any material contract or agreement to which the Company is a party or by which the Company or any of its assets or properties is bound. All of such agreements and contracts are valid, binding and in full force and effect, without any material violation, breach or default of the Company thereunder. The Company has not received notice nor does it have reasonable grounds to believe that any party to any such agreement or contract intends to cancel or terminate any such agreement or contract or to exercise or not exercise any options thereunder or to seek a renegotiation or adjustment of any material provisions thereof.

3.12.	Intellectual Property.

3.12.1.
To the Company's knowledge following due inquiry, the Company has sufficient title and ownership of, or has obtained the rights to use, free and clear of all liens and claims, all of the Company's patent rights, trademark rights, service mark rights, trade name rights, copyrights (whether or not registered), and, to the extent necessary, all applications, registrations, licenses and rights with respect to any of the foregoing: trade secrets, proprietary rights and processes, any inventions (whether patentable or not), invention disclosures, improvements, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, supplier lists, any industrial designs and any registrations and applications therefor, Internet domain names or addresses, files, records and data, any schematics, and any rights in prototypes, any databases and data collections and any rights therein, any rights of inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and any tangible embodiments of the foregoing (the "Intellectual Property") necessary for its and the Subsidiary’s business as now conducted and as presently proposed to be conducted .

3.12.2.
To the Company's best knowledge, the Intellectual Property is not infringing upon or violating any right, lien, or claim of any third party nor will the conducting of the Company’s and the Subsidiary's business and use of the Company's Intellectual Property, interfere, infringe upon, misappropriate or otherwise come into conflict with any intellectual property rights of any third party.

3.12.3.
The Company has not licensed any Intellectual Property on a non-exclusive or exclusive basis, nor has the Company entered in to any covenant not to compete in any market, field or application or geographical area or with any third party, except as set forth in Schedule 3.12.3.

3.12.4.
To the Company’s knowledge, no intellectual property will be necessary for the Company’s and the Subsidiary's business, as now proposed to be conducted, other than intellectual property which either can be developed independently by the Company with reasonable efforts and resources, or licensed from a third party on commercially reasonable terms and conditions.

3.12.5.
The Intellectual Property has not been and is not subject to any actual or, to the knowledge of the Company, threatened, litigation, proceeding, or outstanding decree, order, judgment, settlement agreement or stipulation that restricts in any manner the Company's and/or the Subsidiary's use, transfer, or licensing thereof or that may affect the validity, use or enforceability thereof, except as set forth in Schedule 3.12.5. To the knowledge of the Company, there is no decree, order, judgment, agreement, stipulation, arbitral award or other provision entered into in connection with any litigation or proceeding that obligates the Company and/or the Subsidiary to grant licenses or any ownership interest in any future Intellectual Property. Neither the Company nor the Subsidiary has received any written notice or claim, or an oral notice or claim, challenging or questioning the Company’s ownership in any Intellectual Property or suggesting that any third party has any claim of legal or beneficial ownership with respect thereto nor, to the Company’s knowledge, is there a reasonable basis for any such claim.

3.12.6.
Neither the Company nor the Subsidiary has made any claim of any violation or infringement by others of its rights in the Intellectual Property, and the Company has no knowledge of any infringement giving right to such claims.

3.12.7.
All current and former employees and consultants of the Company have entered into a written agreement with the Company regarding non-disclosure of confidential information, and assignment to the Company of all rights in the Intellectual Property developed in the course of their employment by the Company or engagement with the Company for development of such Intellectual Property, and the following employees and consultants of the Company have executed valid and effective waivers of any rights to receive royalties or other payments in connection with the commercialization of such Intellectual Property: Dr. Elazar Sonnenschein, D.L.L.D Consulting Ltd., Dr. Aviel Roy-Shapira and Menashe Sonnenchein.

3.12.8.
To the Company's best knowledge including after reviewing all applicable prior engagement agreements and approvals of employees and confirmation of all employees and consultants, none of the Company's current or former employees and consultants are bound by any obligation towards any third party (including any other employer, hospital, Health Maintenance Organizations (Kupat Holim) or university) such that such third party may have any right or claim with respect to Intellectual Property developed, invented, discovered, derived, programmed or designed by such employee or consultant. No facilities, of a governmental hospital, HMO, university, college, or other educational, academic, or military institution or research center were used by the Company or any of its employees or service providers in the development of any of its Intellectual Property, with the exception of medical and clinical facilities in which clinical and pre-clinical tests and trials have been conducted, which have no right or claim with respect to the Company's Intellectual Property pursuant to the terms of engagement therewith.

3.12.9.
None of the representations and warranties in this Section 3.12 shall be deemed untrue or inaccurate due to the Company's membership in and activities relating to the "Biomedical Photonics" MAGNET consortium established under the auspices of the Chief Scientist, nor due to the Company's activities relating to the R&D plan approved by the EUREKA network and the Chief Scientist in collaboration with Qioptic GmbH, for the development of an endoscope for dental use, to the extent such activities are set forth in the Public Disclosure Documents.

3.13.
Litigation. No action, proceeding or governmental inquiry or investigation is pending or, to the Company’s knowledge, threatened against the Company or any of its officers, or directors (in their capacity as such) before any court, arbitration board or tribunal or administrative or other governmental agency (i) for an amount currently estimated, in the aggregate, to exceed $20,000, or (ii) that might result, either individually or in the aggregate, in any Material Adverse Effect. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company currently intends to initiate.

3.14.
Taxes. The Company has accurately prepared and timely filed all tax returns and reports required by it under applicable law, to the extent required, paid all taxes that are due and payable, and paid or accrued all taxes for which a notice of assessment or collection has been received. No taxing authority has asserted any claim for Taxes, or is threatening any claim for taxes that would have a material adverse effect on the Company. The Company has withheld and paid over to appropriate governmental authorities or are holding for payment all taxes required by law to have been withheld or collected. There are no liens for taxes on the assets of the Company other than liens that individually or in the aggregate would not have a material adverse effect. No jurisdiction in which the Company does not file tax returns has claimed that the Company is required to file tax returns or pay taxes in such jurisdiction. The Company has not made any elections under applicable laws or regulations (other than elections that related solely to methods of accounting, depreciation or amortization) that would have an adverse effect on the Company, its financial condition, its business as presently conducted or proposed to be conducted or any of its properties or assets. The Company is not currently liable for any tax (whether income tax, capital gains tax, or otherwise).

3.15.
Insurance. The insurance policies providing insurance coverage to the Company including for product liability are reasonably adequate for the business conducted by the Company and are, to the Company's knowledge, sufficient for compliance by the Company with all requirements of law and all material agreements to which the Company is a party or by which any of its assets are bound. All of such policies are in full force and effect and are valid and enforceable in accordance with their terms, and the Company has complied with all material terms and conditions of such policies, including premium payments. None of the insurance carriers has indicated to the Company an intention to cancel any such policy.

3.16.
Permits. The Company has permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect. The Company is not in default in any material respect under any of such permits, licenses or other similar authority.

3.17.
Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Company is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Company in connection with the transactions contemplated hereby.

3.18.
Voting Agreements. Except for the Undertaking Letter and the Shareholders' Agreement dated February 2006 referred to in section 4 of the Undertaking Letter, to the Company’s knowledge, no voting agreements exist among its shareholders.

3.19.
Environmental Matters. The operations and other properties of the Company are, and at all times within the period of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof) have been, in compliance in all material respects with, and not subject to pending or threatened liability under, all applicable environmental laws and permits issued thereunder. No substance identified or regulated pursuant to any environmental law, including, without limitation, any hazardous substance, hazardous waste, toxic substance, pollutant, contaminant or petroleum or any fraction thereof, has been released in a reportable quantity or has otherwise come to be located on, at, proximate to or beneath any real property currently or formerly operated, leased, or used the Company. No facts or circumstances exist and no event or condition is occurring or has occurred with respect to the Company relating to any environmental law, any release of any hazardous substance, or the Company's compliance with current requirements of environmental law, that, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect on the Company.

3.20.
Labor. The Company is in compliance in all material respects with all applicable laws, policies, procedures and agreements relating to employment, terms and conditions of employment and to the proper withholding and remission to the proper tax authorities of all sums required to be withheld from employees or persons deemed to be employees under applicable tax laws. The Company has paid all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the date hereof. All of Company’s employees are parties to employment agreements, non-competition and confidentiality agreements with the Company, and all of the Company’s consultants who have access to the Company’s Intellectual Property are subject to consulting agreements and confidentiality agreements with the Company.

3.21.
Interested Parties Transactions. Except as described in the Public Disclosure Documents, there are no transactions or proposed transactions between the Company and any other person or entity that is at the date of such transaction or at the date of this Agreement an Interested Party (as defined in the Companies Law), and no Interested Party, employee, shareholder, officer or director of the Company is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of them.

4.	Representations, warranties and covenants of the Investor

The Investor hereby represents and warrants to the Company and acknowledges that the Company is specifically relying on each of the representations and warranties provided below:

4.1.
Organization. The Investor is duly organized and validly existing under the laws of the state of Israel, and has full power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted.

4.2.
Authorization; Approvals. All action on the part of the Investor necessary for the authorization, execution, delivery, and performance of the Investor's obligations under this Agreement and for the purchase of the Purchased Shares under this Agreement has been or will be taken prior to the date hereof. This Agreement constitutes the valid and legally binding obligations of the Investor, legally enforceable against the Investor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or the availability of equitable remedies.

4.3.
Lock Up. The Investor is aware of the fact that the Purchased Shares and Warrant Shares are subject to certain lock-up restrictions under the Securities Laws, and the transfer of the Purchased Shares and any Warrant Shares shall be subject to such restrictions. The Investor undertakes to comply with all such restrictions with respect to the Purchased Shares and the Warrant Shares.

4.4.	Financial Resources. The Investor has available all the financial resources necessary to meet its obligations and to pay the Purchase Price to the Company.

4.5.
Brokers. No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Investor is or will be entitled to any broker's or finder's fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Investor in connection with the transactions contemplated by this Agreement.

4.6.
No Voting Agreements. Except for the Undertaking Letter, the Investor is not a party to any agreement or arrangement, whether written or oral, between the Investor and any of the Company's shareholders as of the date hereof or a corporation in which the Company's shareholders are an Interested Party (as defined in the Companies Law) as of the date hereof, regulating the management of the Company, the shareholders' rights in the Company, the transfer of shares in the Company, including any voting agreements, shareholder agreements or any other similar agreement even if its title is different or has any other relations or agreements with any of the Company's shareholders, directors or officers.

4.7.
Independent Advice. Without derogating from the representations and warranties set forth in Section 3, the Investor has obtained the advice of its own advisors, legal counsel and accountants and reviewed the Public Disclosure Documents.

4.8.
No Breach. Neither the execution and delivery of this Agreement nor compliance by the Investor with the terms and provisions hereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Investor's governing instruments, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign by which the Investor is bound, (iii) any agreement, contract, lease, license or commitment to which the Investor is a party or to which it is subject, or (iv) to the Investor's knowledge, any applicable law, to the effect that any of the foregoing could reasonably be expected to have a Material Adverse Effect.

5.	Purchase and Sale of Purchased Shares and grant of the Warrant

5.1.
Closing. The purchase of the Purchased Shares, the issuance and allotment of the Purchased Shares by the Company, the registration of the Purchased Shares in the register of shareholders of the Company and the grant of the Warrant to the Investor, shall take place at the Closing (the "Closing") to be held at the offices of Fischer, Behar, Chen, Well, Orion & Co., not later than the tenth day (or the first Business Day (as defined in Section 10.1 below) thereafter if not a Business Day) following the fulfillment of the Conditions to Closing (as defined below), or such other date, time and place as the Company and the Investor shall mutually agree in writing (the "Closing Date").

5.2.
Transactions at the Closing. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

5.2.1.
Deliveries of the Company. The Company shall deliver to the Investor (i) true and correct copies of the resolutions of its board of directors and its general meeting, as necessary and applicable, authorizing the transactions contemplated hereby, including the issuance and allotment of the Purchased Shares and the grant of the Warrant against payment of the Purchase Price; (ii) a certificate signed on behalf of the Company by an executive officer of the Company, confirming that the representations and warranties of the Company included herein are true and correct in all material respects as of the Closing Date, in the form attached hereto as Exhibit C; (iii) a letter from the chairman of the Company's board of directors pursuant to Section 282 of Companies Law confirming that all approvals required by the Company for the contemplated transactions have been obtained, in the form attached hereto as Exhibit D, and (iv) a legal opinion from the outside legal counsel of the Company in the form attached hereto as Exhibit E.

5.2.2.
Purchase of the Purchased Shares. At the Closing, the Company shall issue to the Investor the Purchased Shares and the Warrant free and clear of any liens, encumbrances or any other third party rights. The Purchase Price shall be paid by the Investor in US dollars, by way of a bank wire to the Company's bank account, pursuant to wiring instructions to be given in writing by the Company prior to the Closing.

5.2.3.
Documentation of Investors as Shareholder of Company. At the Closing, and subject to the payment in full of the Purchase Price by an Investor, the Company shall update its registry of shareholders according to section 5.2.1 above.

5.2.4.	Appointment of Board Members. The following persons shall be nominated as board members of the Company: Mr. Nissim Darvish, Ms. Anat Naschitz, Mr. Erez Chimovits and Mr. Chris Rowland.

5.2.5.	Indemnification Agreement. The Company shall grant a signed indemnification undertaking to each of the directors nominated upon Closing in the form attached hereto as Exhibit F.

6.	Conditions to Closing

6.1.	Mutual Conditions. The obligations of the Investor and the Company to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Closing:

6.1.1.
No Actions. There shall be no action taken under any existing applicable laws of any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that (a) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the transactions contemplated herein, or (b) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; it is agreed that the issuance of a "position notice" (הודעת עמדה) by a shareholder of the Company with respect to the transaction contemplated hereunder shall not be deemed an action preventing fulfillment of this closing condition;

6.1.2.
Shareholders Approval. The Company shall have received the approval of the Company's general meeting in accordance with the requirements of Section 274 or 275 of the Companies Law, which are necessary or required to enter into this Agreement and to consummate the transaction contemplated hereby, to issue the Purchased Shares and to grant the Warrant to the Investor at the Closing;

6.1.3.
TASE Approval. The Company shall have obtained the TASE's (a) approval and authorization to the issuance of the Purchased Shares and the listing thereof on TASE upon consummation of the Closing and (b) approval in principle, subject to the exercise of the Warrant, to the issuance of the Warrant Shares and the listing thereof on TASE upon the exercise of the Warrant; the parties shall not withhold consent to postpone the Closing Date in the event of delays not caused by the Company in obtaining such TASE approval;

6.1.4.
Best Efforts. The parties shall use their best efforts to complete all of the foregoing conditions to Closing in a timely manner so that the Closings shall occur no later than sixty (60) days following the date hereof. To the extent that the conditions to Closing have not been completed by ninety (90) days following the date hereof and have not been waived by the relevant party in its discretion, this Agreement may be terminated upon notice by either the Company or the Investor; provided, however, that the right to terminate this Agreement under this Section shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure to fulfill the conditions to closing set forth in this Section 6. In the event that the any of the parties terminates this Agreement pursuant to this Section,  neither party will have any further obligations to or rights against any other party hereto subject to such other party having fulfilled its obligations under this Section.

6.2.
Conditions to the Obligations of the Investor to Effect the Closing. The obligations of the Investor to effect the Closing and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing, of each of the following conditions, any of which may be waived, in writing, by the Investor:

6.2.1.
The representations and warranties of the Company contained in this Agreement (i) which are qualified by the expression "material", "material adverse change" or "Material Adverse Effect" shall be true and correct as of the Closing Date as if made on such date, and (ii) all other representations and warranties in this Agreement which are not so qualified shall be true and correct in all material respects on the Closing date as if made on such date, except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect;

6.2.2.	The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to Closing;

6.2.3.	Between the date of this Agreement and the date of Closing, nothing shall have occurred that has had or would be reasonably expected to have a Material Adverse Effect;

6.2.4.	The Undertaking Letter has not been terminated and is valid and in effect as of the Closing Date;

6.2.5.
The Company's board of directors shall consist of the following seven (7) directors: Dr. Nissim Darvish, Ms. Anat Naschitz, Mr. Erez Chimovits, Mr. Chris Rowland Mr. Yair Rabinovitch, Mr. Gabby Sarusi and Mr. Ori Hershkovitz. In the event of any impediment to the nomination of any such director which is not due to the absence of corporate approvals nor due to any action or inaction by the Company, then the parties shall endeavor in good faith to ensure such composition of the board or other arrangements which shall achieve the purpose of this Closing condition;

6.2.6.
The Company shall have provided the Office of the Chief Scientist of the Ministry of the Industry, Trade and Labor a notice of the issuance of the Purchased Shares and the Warrant in accordance with the terms of this Agreement.

6.3.
Additional Agreements of the Company. Between the date of this Agreement and the Closing Date, the Company shall (i) conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice and in compliance with applicable laws, (ii) use its best efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and the Investors’ obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by this Agreement, (iii) not enter into any transaction or perform any act that might interfere with or be inconsistent with the successful completion of the transactions contemplated herein or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or material adverse effect qualification already contained within such representation or warranty) in any material respect any of the Company’s representations and warranties set forth in this Agreement, (iv) not issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit the Subsidiary to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any shares of, or any options, warrants, calls, conversion privileges or similar rights of any kind to acquire any shares of it or any of its subsidiaries, other than the issue of Ordinary Shares pursuant to the due exercise or conversion of options or warrants, in each case currently outstanding in accordance with their current terms, (v) not sell, lease, license, encumber or otherwise dispose of any Intellectual Property of the Company; (vi) not enter into any material contract or arrangement by which the Company or any of its assets or properties is bound or subject and/or enter into any partnership, joint venture or any other cooperation agreements, including, without limitation, for the sale, manufacture or development of any of the Company's current and/or future products, except for such agreements made in the ordinary course of business (vii) convene a general meeting of its shareholders for the approval of the transactions contemplated under this Agreement, the appointment of the board members listed in Section 5.2.4 with effect as of the Closing and the approval of the board composition set forth in Section 6.2.5, with effect as of the Closing.

7.	Listing of Purchased Shares for Trading

As soon as practicable after the Closing, the Company shall, with respect to the Purchased Shares, in no event later than three (3) Business Days thereafter, issue to the Registration Corporation providing services to the Company ("Hevra Lerishumim") a duly executed share certificate for the number of Purchased Shares, deliver such certificate (with a copy to Investor) to the Hevra Lerishumim and instruct it to deposit the Purchased Shares in the Investor's securities account per details to be provided in writing by the Investor (the "Investor's Account"), subject to the Investor having duly and punctually complied with any requirements of applicable Securities Laws. The provisions of this Section 7 shall apply with respect to the Warrant Shares, mutatis mutandis, to the extent the Warrant is exercised.

8.	[RESERVED]

9.	On-Going Reporting Obligations by the Investors

The Investor shall, at all relevant times either prior to or following the Closing, if and when required by law or regulations, duly and properly provide notices, file and/or procure the filing of any and all notices, in relation to its purchases, sales and holdings in the Company as made or in existence from time to time, and other information required under applicable law, and punctually provide copies of same to the Company, all as required by applicable law and the TASE's regulations.

10.	Miscellaneous

10.1.
Notice. The addresses of the parties to this Agreement shall be as detailed in Exhibit G. Such addresses may be changed by a notice in writing to all parties at their above designated addresses. Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the next business day after personal delivery to the party to be notified, or the next business day after delivery by confirmed read email or fax transmission, or (7) days after mailed by registered mail. A business day shall be any trading day on the Tel Aviv Stock Exchange ("Business Day").

10.2.
Taxes. Each party shall bear its own costs and fees incurred by such party in connection with the negotiation and consummation of the transaction contemplated herein, including any tax payable as a result thereof.

10.3.	Indemnification.

10.3.1.
The Company agrees to indemnify and hold harmless the Investor, its affiliates, each of Investor's officers, directors, employees and agents and their respective successors and assigns, from and against any losses, damages, or expenses which are caused by or arise out of (i) any breach or default in the performance by the Company of any covenant or agreement made by the Company in this Agreement and/or the Warrant; (ii) any breach of warranty or representation made by the Company in this Agreement and/or the Warrant; and (iii) any and all third party actions, suits, proceedings, claims, demands, judgments, costs and expenses (including reasonable legal fees and expenses) incident to any of the foregoing (the "Indemnifiable Losses").

10.3.2.
If a claim by a third party is made or a third party notifies an intention to make a claim, and the Investor intends to claim indemnification under this Section, the Investor shall promptly notify the Company in writing of any claim (including reasonable details of the matter relating to such claim) in respect of which the Investor or any of its subsidiaries, directors, officers, employees or shareholders intends to claim such indemnification and the Company shall have  the right to assume the defense and/or settlement thereof with counsel reasonably satisfactory to the Investor (provided that the Investor may participate in any such proceeding with counsel of its choice at its own expense), except if, in the reasonable opinion of the Investor, there is any conflict of interest between the Investor and the Company. The indemnity undertakings in this Section shall not apply to amounts paid in settlement of any Indemnifiable Losses if such settlement is effected without the prior written consent of the Investor and the Company. The failure to deliver written notice to the Company within a reasonable time after the commencement of any such action, if adversely prejudicial to its ability to defend such action, shall relieve the Company of any liability to the Investor under this Section If the Company fails to provide defense of the claim, and to diligently defend or settle the same, the Investor may defend or settle the claim without prejudice to its rights to indemnification hereunder. The Investor, its employees and agents, shall cooperate fully with the Company and its legal representatives (including taking any action the Company requires to defend or resist the claim) and provide full information in the investigation of any Indemnifiable Losses covered by this indemnification.

10.3.3.
Notwithstanding anything to the contrary contained herein, except with respect to Indemnifiable Losses based on claims of fraud, intentional misrepresentation or intentional concealment, and/or breach of the representations and warranties set forth in Section 3.1 (Organization), Section 3.4 (Authorizations; Approvals), Section 3.5 (Capitalization), Section 3.9 (The Purchased Shares and the Warrant Shares)  Section 3.12.8 (Intellectual Property), and Section 3.14 (Taxes) with respect to which no limit applies, the liability of the Company under this Section shall be limited as follows:

(a)	the amounts payable by the Company shall be limited to the consideration payable hereunder for the Purchased Shares, the Warrants and the Warrant Shares (to the extent the Warrant is exercised); and

(b)
no claim or claims shall be brought later than thirty-six months from the Closing Date, or in the event of Indemnifiable Losses based on claims of breach of the representations and warranties set forth in Section 3.12 (Intellectual Property), except for claims of breach  of the representations and warranties in sub-section 3.12.8 (with respect to which no limit applies, as set forth above), forty-eight months from the Closing Date, unless a notice of the same claim has been given during the indemnification period; and

(c)
no claim or claims shall be brought unless the aggregate amount of such claims exceeds US$5,000 in which case the Investor shall be entitled to seek compensation for all Indemnifiable Losses without regard to the limitation set forth in this Section 10.3.3(c).

10.3.4.
Subject to Section 10.4 below, except with respect to claims based on fraud or intentional misrepresentation or intentional concealment, the indemnification provided in this Section (subject to the terms and limitations set forth herein) shall be the sole, final, exhaustive and exclusive remedy of the Investor from the Company in respect of any breach of any representation, warranty, covenant or undertaking of the Company under this Agreement.

10.4.
NO LIABILITY. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON FOR: (i) ANY LOSS OF PROFIT; (ii) ANY LOSS OF GOODWILL; (iii) ANY LOSS OF BUSINESS OR BUSINESS OPPORTUNITY; (iv) ANY COSTS OF PROCUREMENT OF SUBSTITUTE GOODS BY ANY ENTITY; OR (v) ANY SPECIAL, CONSEQUENTIAL, INDIRECT OR INCIDENTAL DAMAGES, IN EACH CASE HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY ARISING OUT OF THIS AGREEMENT, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. FOR THE AVOIDANCE OF DOUBT, ANY DECREASE IN THE VALUE OF THE PURCHASED SHARES AND/OR THE WARRANT SHARES SHALL NOT BE DEEMED AN INDIRECT OR CONSEQUENTIAL DAMAGE. NOTWITHSTANDING ANY OTHER PROVISION OF THIS SECTION, THE LIMITATIONS OF LIABILITY SET FORTH IN THIS SECTION ABOVE AND IN SECTION 10.3.4, SHALL NOT APPLY TO: (i) ANY CLAIMS FOR FRAUD OR INTENTIONAL MISREPRESENTATION OR INTENTIONAL CONCEALMENT; (ii) TO THE EXTENT OTHERWISE NOT PERMITTED BY LAW, AND (iii) WITH RESPECT TO ANY CLAIMS AND/OR LOSSES RELATING TO OR RESULTING FROM A BREACH OF ANY APPLICABLE SECURITIES LAWS.

10.5.
Publications. Subject to applicable law or regulations and to the extent possible, neither the Company nor the Investor shall make any press release or other publicity about the existence of this Agreement or its terms or the transactions contemplated hereby without the prior approval of any other party to this Agreement. Subject to applicable law or regulations, the Company shall provide the Investor with a reasonable period of time to review and comment on all such press releases or public statements including, without limitation, the notice of the general meeting referred to in subsection 6.3(vii) above prior to release thereof. Subject to the requirements by applicable law or regulations, the parties agree to issue jointly or concurrently with the other parties a press release with respect to this Agreement as soon as practicable, in a form acceptable to each party. Each of the parties agrees not to make any public statement that is inconsistent with such press release (other than to the extent superseded by a subsequent press release or public filing)

10.6.
Waiver/Amendment. Any term of this agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively, and either generally or in a particular instance) only in writing by all parties. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

10.7.
Governing Law; Venue. This Agreement shall be governed by the Laws of the State of Israel, without regard to conflict of law principles thereof, and the competent courts of Tel-Aviv shall have exclusive jurisdiction in all matters relating to this Agreement and the Transaction, to the exclusion of any other jurisdiction.

10.8.
Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

10.9.
Expenses. The Company shall reimburse the Investor upon the Closing for the Investors' legal fees and other expenses incurred with respect to transaction set forth in this Agreement in the amount of fifty thousand US Dollars ($50,000) plus Value Added Tax.

10.10.
Exchange Rate. To the extent that in connection with any payment under this Agreement, a conversion of either United States Dollars ("US$") to New Israeli Shekels ("NIS"), or of NIS to US$ shall be required, any conversion shall be made in accordance with the most recent representative exchange rate ('shaar yatzig') published by the Bank of Israel immediately prior to such payment. However, for conversion of the Purchase Price to NIS for the purpose of determining the quantity of Purchased Shares hereunder, the representative exchange rate published by the Bank of Israel on the date on which the Company's shareholders general meeting convenes for the approval of the transactions contemplated herein is held shall apply, or, in the case no rate is published on that date for any reason, the representative exchange rate published most recently prior to such date.

10.11.
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

10.12.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

AS WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first above written.

_____________________________________ Medigus Ltd. By:______________________ Title:____________________

_____________________________________
OrbiMed Israel Partners,
Limited Partnership

By: OrbiMed Israel Biofund GP, L.P., its general partner; and

By: OrbiMed Israel GP Limited, its general partner

By: _________________
Name: _________________
Title:_________________

By: _________________
Name: _________________
Title:_________________

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Signature Page to OrbiMed-Medigus Share Purchase Agreement